               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY
--------------------------------------------x
DAVID FINKELSTEIN,                          :
                                            :
                      Plaintiff,            :
                                            :
      - against -                           :     Civil Action No. 16748NC
                                            :
JOHN F. O'BRIEN, J. BARRY MAY,              :     CLASS ACTION
JAMES R. McAULIFFE, ERIC A SIMONSEN,        :       COMPLAINT
JAMES A. COTTER, JR., NEAL J. CURTIN,       :       ---------
DONNA SCOTT LASKEY, CITIZENS CORPORATION    :
and ALLMERICA FINANCIAL CORPORATION,        :
                                            :
                      Defendants.           :
--------------------------------------------x

     Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

     1. Plaintiff has been the owner of shares of the common stock of Citizens Corporation ("Citizens" or the "Company") since prior to the transaction herein complained of and continuously to date.

     2. Citizens is a corporation duly organized and existing under the laws of the State of Delaware. The Company is a holding company with subsidiaries which underwrite property and casualty insurance products, including personal automobile, homeowners, and workers compensation insurance. The Company maintains it principal offices at 440 Lincoln Street, Worcester, Massachusetts.

     3. Allmerica Financial Corporation ("Allmerica") controls approximately 82.5% of the Company's outstanding common stock.

     4. Defendant John F. O'Brien is Chairman, President, and Chief Executive Officer of Citizens.

     5.  Defendants J. Barry May, James R. MacAuliffe, Eric A. Simonsen, Janmes
A. Cotter, Jr., Neal J. Curtin and Donna Scott Laskey are directors of Citizens. The individual defendants are Allmerica's nominees on Citizens's Board of Directors and are controlled by Allmerica.

     6. The individual defendants stand in a fiduciary position relative to the Company's public shareholders and owe the public shareholders of Citizens the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     7. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

     8.  This action is properly maintainable as a class action.

     9. The class is so numerous that joinder of all members is impracticable. There are approximately 35,282,100 shares of Citizens common stock outstanding, of which approximately 17.5% of the common stock is owned by holders other than defendant Allmerica and/or directors and officers of the Company.

     10. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following: (a) whether defendants have
                          ----- ----
breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Citizens in violation of the laws of the State of Delaware in order to enrich Allmerica at the expense and to the detriment of the plaintiff and the other public stockholders who are members of the class; (c) whether the said proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and
(d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

     11. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

     12. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

     13. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     14. On October 27, 1998, Allmerica announced that it had offered to purchase the approximately 17.5% of Citizens common stock which it did not already own for $29.00 per share in cash.

     15. The price of $29.00 per share to be paid to the class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Citizens is materially in excess of $29.00 per share, giving due consideration to the prospects for growth and profitability of Citizens in light of its business, earnings and earnings power, present and future; (b) the $29.00 per share price is inadequate and offers only a minimal premium to the public stockholders of Citizens in light of the fact that Citizens's shares traded at a price of $29.00 three days before the proposed transaction was announced, and (c) the $29.00 per share price is not the result of arm's-length negotiations but was fixed arbitrarily by Allmerica to "cap" the market price of Citizens' stock, as part of a plain for Allmerica to obtain complete ownership of Citizens's assets and business at the lowest possible price.

     16. The proposed bid serves no legitimate business purpose of Citizens but rather is an attempt b defendants to unfairly benefit Allmerica from the transaction at the expense of Citizen's public stockholders. The proposed plan will, for a grossly inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of

Citizens and its valuable assets, while permitting Allmerica to reap huge benefits from the transaction.

     17. By reason of the foregoing acts, practices and course of conduct, Allmerica has breached and continues to breach its duty as controlling stockholder of Citizens and the individual defendants have breached and continue to breach their duties as directors of Citizens, to the remaining stockholders including plaintiff and the other members of the class herein and are engaging in improper overreaching in attempting to carry out the proposed transaction.

     18. Plaintiff and the class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plain and scheme.

     19. Plaintiff and the other members of the class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgement against the defendants jointly and severally, as follows:

          a. declaring this action to be a class action and certifying plaintiff as class representative;

          b. enjoining, preliminarily and permanently, the transaction complained of herein;

          c. to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or granting, inter alia, rescissory
                                                          ----- ----
damaged to the Class;

          d. directing that defendants pay to plaintiff and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

          e. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts, and

          f. granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

                         ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.



                              By:          /signature/
                                 --------------------------------------
                              Suite 1401, Mellon Bank Center
                              P.O. Box 1070
                              Wilmington, Delaware 19801
                              (302) 656-4433
                              Attorneys for Plaintiff
OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY 10016
(212) 779-1414